SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g)
   of the Securities Exchange of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-18095

                          The Randers Killam Group Inc.
             (Exact name of registrant as specified in its charter)

                                27 Bleeker Street
                         Millburn, New Jersey 07041-1008
                                (781) 622-1000
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.0001 per share (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     ( )        Rule 12h-3(b)(1)(ii)    ( )
      Rule 12g-4(a)(1)(ii)    ( )        Rule 12h-3(b)(2)(i)     ( )
      Rule 12g-4(a)(2)(i)     ( )        Rule 12h-3(b)(2)(ii)    ( )
      Rule 12g-4(a)(2)(ii)    ( )        Rule 15d-6              ( )
      Rule 12h-3(b)(1)(i)     (X)

              Approximate number of holders of record as of the
                       certification or notice date: 2


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      Pursuant to the  requirements of the Securities  Exchange Act of 1934, The
Randers Killam Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2000                  The Randers Killam Group Inc.


                                    By:      /s/ Theo Melas-Kyriazi
                                             ---------------------------------
                                    Name:    Theo Melas-Kyriazi
                                    Title:   Chief Financial Officer